JANGIT ENTERPRISES, INC.

August 30, 2021

Attn:Jan Woo, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:Jangit Enterprises, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 21, 2021

File No. 333-254934

Ladies and Gentlemen:

Jangit Enterprises, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 2, 2021, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.Please clarify the disclosure you added in response to prior comment 2 to clearly state that Mr. Kirchhoff and his affiliated company are selling security holders and they will be selling 2.5 million of the 3.0 million shares being offered by selling security holders.

Response: The Company has revised as requested. Please see the second full paragraph of the Prospectus Cover Page.

2.You indicate in your response to prior comment 3 that Mr. Kirchhoff will ensure that selling the shares being offered by the company is his priority. Please disclose on the prospectus cover page and in the plan of distribution if this means that Mr. Kirchhoff and his affiliate will not sell any of their shares until all the shares offered by the company have been sold. If Mr. Kirchhoff and his affiliate will be selling their shares at the same time as the company, disclose on the cover page how Mr. Kirchhoff will decide whether to sell his or his affiliate’s shares versus shares being offered by the company.

Response: Mr. Kirchhoff and his affiliate will be selling their shares at the same time as the Company. As such, the Company has revised the prospectus as requested to include this disclosure. Please see the third full paragraph of the Prospectus Cover Page.

3.We note your response to prior comment 4. Please continue to revise your risk factors so that the disclosure specifically applies to your business, your proposed product, your stage of development and your planned revenue model. In this regard, many of your risk factors suggest that you have material business operations, completed software platforms, commercial products, customers, and revenues. For example, there are risk factors that refer to your having alliances with technology and cloud platform providers (page 10), a sales force and independent software vendor partners (page 12), past deployment of your solutions into large-scale computing environments (page 12), and that many of your customers are large enterprises (page 13). Other risk factors clearly relate to other named companies (pages 7 and 10) and their operating segments (page 16). These are just examples. Please tailor your risk factor disclosure.

Response: The Company has revised as requested. The risk factors now reflect a more focused approach on the current stage of development and testing of the proposed product and planned revenue model.

4.Please discuss the stage of development of your “media summarizer” product. Disclose what still needs to be done before you are able to offer a commercial product, and the time and resources required. Discuss how you will offer this product to customers and in what format.

Response: The Company has revised as requested. The product will be offered in a webpage and app format, and is approximately 80% complete in becoming a commercial product. Please see the second paragraph under the “Our Solution” heading on page 30.

5.Please clarify who owns the intellectual property described in this section, including the patent and the registered trademark. In this regard, we note disclosure elsewhere in the filing that the patented media summarizer technology is owned by Digital Research Solutions, Inc.

Response: The Company has revised as requested and included in this section that Digital Research Solutions, Inc. owns all of the intellectual property described in the section, including the issued patent and the registered trademark. Please see the second full paragraph of the Intellectual Property section on page 34.

Thank you for your assistance and review.

Sincerely,

Jangit Enterprises, Inc.

/s/ Kelly Kirchhoff

Chief Executive Officer